Exhibit 99.1

FORMULA SYSTEMS (1985) LTD. ANNOUNCES EXTENSION OF SEPTEMBER 2022 SHELF PROSPECTUS

Or Yehuda, Israel, September 9, 2024— Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, announced today that the Israeli Securities Authority has extended the term of the Company’s shelf prospectus filed on September 21, 2022 by 12 months, until September 21, 2025. At this stage, no decision has been made by Formula as to the execution of any offering of Formula’s securities, nor as to its scope, terms and timing, if executed, and there is no certainty that any such offering will ever be executed. Any offering of securities pursuant to the shelf prospectus may be made only in Israel and only to residents of Israel. Any securities which may be offered under the said shelf prospectus, if offered, will not be offered or sold in the United States or to U.S. persons as defined in Regulation S under the U.S. Securities Act of 1933, as amended (hereinafter, the “Securities Act”), except pursuant to an applicable exemption from registration under the Securities Act or as part of a transaction that is not subject to said registration requirements.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.